ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Aquila Investment Management LLC		87110123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 22, 2024	October 31, 2023 to October 31, 2024	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

Aquila Municipal Trust, a series fund consisting of:

o	Aquila Churchill Tax-Free Fund of Kentucky
o	Aquila Narragansett Tax-Free Income Fund
o	Aquila Tax-Free Fund of Colorado
o	Aquila Tax-Free Trust of Arizona
o	Aquila Tax-Free Fund for Utah
o	Aquila Tax-Free Trust of Oregon

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0002.0-00 (01/02)